Exhibit 12.1

LaBRANCHE & CO INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(000’s omitted)

	For the Years Ended December 31,
	2002	2001	2000	1999	1998
Earnings:
Pre-tax income(1)	$158,315	$145,848	$166,577	$78,277	$32,852
Add: Fixed charges	59,485	64,067	42,099	8,698	4,085
Pre-tax income before fixed charges	$217,800	$209,915	$208,676	$86,975	$36,937

Fixed charges:
Interest expense on all indebtedness	46,663	50,286	40,433	8,289	3,899
Other	2,078	1,968	1,666	409	186
Preferred stock dividend requirements	10,744	11,813	—	—	—
Total fixed charges	$59,485	$64,067	$42,099	$8,698	$4,085
Ratio of earnings to fixed charges	3.66	3.28	4.96	10.00	9.04

(1)           Pre-tax income does not include preferred stock dividend requirements and income or loss from equity investees.  For the years ended December 31, 1998 and 1999, pre-tax income includes limited partners’ interests.